Summit Securities Group LLC

SEC # 8-68977
CRD # 159283

Statement of Financial Condition

With Report of Independent Registered Public Accounting Firm

For The Year Ended December 31, 2024

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Summit Securities Group LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Summit Securities Group LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Summit Securities Group LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Summit Securities Group LLC's auditor since 2024.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
March 3, 2025

Phone:708.489.1680 Fax:847.750.0490 | dscpagroup.com
20646 Abbey Woods Ct N, Suite 201 | Frankfort, IL 60423

Summit Securities Group LLC
Statement of Financial Condition
For the Year Ended December 31, 2024
(amounts in thousands)

Assets	
Cash and cash equivalents	$ 7,562
Financial instruments owned, at fair value	371,668
Receivable from broker-dealers and clearing organizations	213,195
Other assets	1,166
Total Assets	**$ 593,591**
Liabilities and Equity	
Liabilities	
Financial instruments sold, not yet purchased, at fair value	$ 525,304
Payable to broker dealers and clearing organizations	690
Accounts payable and accrued liabilities	19,584
Total liabilities	**545,578**
Equity	
Members' equity	48,013
Total Liabilities and Equity	**$ 593,591**

The accompanying notes are an integral part of these financial statements.

Summit Securities Group LLC
Notes to Statement of Financial Condition
December 31, 2024

1. Organization and Description of Business

Summit Securities Group LLC (the "Company"), formerly known as Clear Street Markets LLC ("CS Markets"), is a Delaware-organized limited liability company. The Company's operating agreement grants the CEO sole authority to manage the Company's operations, including distributions and admitting new members. As a limited liability company, members' liabilities are limited to their capital account balances.

Founded in 2011 and headquartered in New York, the Company is a proprietary trading firm and broker-dealer registered with the U.S. Securities and Exchange Commission (SEC). The Company maintains memberships with most principal U.S. exchanges, including the New York Stock Exchange (NYSE), NASDAQ Stock Exchange, and CBOE Options Exchange (CBOE). The Company's designated self-regulatory organization is CBOE.

Prior to April 1, 2024, CS Markets was a wholly-owned subsidiary of Clear Street LLC. Effective April 1, 2024, CS Markets spun off from Clear Street LLC and became a wholly-owned subsidiary of Summit Securities Management LLC ("Summit Management"), a Delaware-registered management company headquartered in New York. Summit Management LLC, in turn, is a wholly-owned subsidiary of Summit Holdings LLC ("Summit Holdings"), a Delaware-registered holding company also headquartered in New York. Summit Securities Technologies LLC ("Summit Technologies")

Clear Street LLC, also headquartered in New York, is a broker-dealer registered with the SEC, Commodity Futures Trading Commission (CFTC), Municipal Securities Rulemaking Board (MSRB), National Futures Association (NFA), and Financial Industry Regulatory Authority, Inc. (FINRA). Clear Street LLC holds clearing memberships with principal U.S. stock exchanges, including the NYSE and NASDAQ. The company is also a member of the Depository Trust and Clearing Company (DTCC), National Securities Clearing Corporation (NSCC), Fixed Income Clearing Organization (FICC), Government Securities Clearing Organization (GSCC), and Options Clearing Corporation (OCC). Clear Street LLC's primary designated self-regulatory organization is FINRA.

The Company does not execute or clear securities transactions for customers. Accordingly, the Company claims an exemption relying on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to proprietary trading.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("U.S. GAAP") as set forth by the Financial Accounting Standards Board ("FASB") and its Accounting Standards

Codification ("ASC") and Accounting Standards Updates ("ASU"). The financial statements are presented in U.S. dollars.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of certain types of assets and liabilities and disclosure of contingent assets and liabilities at the reporting date and the reported amounts of revenues and expenses during the period. Actual results may differ from estimated amounts.

Cash and Cash Equivalents

At December 31, 2024, the Company maintained cash in bank accounts that, at times, may exceed federally insured limits. The Company manages the risk by selecting financial institutions deemed highly creditworthy to minimize the risk.

Cash equivalents are defined as highly liquid investments with original maturities of three months or less when purchased. At December 31, 2024, the Company had no cash equivalents.

Receivable from and Payable to Broker-Dealers and Clearing Organizations

Receivables from broker-dealers and clearing organizations primarily include cash collateral deposited with clearing organizations, amounts due from clearing brokers, and amounts due from prime brokers related to the Company's trading activity and market making. Amounts receivable from broker-dealers and clearing organizations may be restricted to the extent they serve as deposits for securities sold, not yet purchased. Payables to broker-dealers and clearing organizations primarily represent payables related to amounts due for unsettled trades, amounts due to clearing organizations, and amounts due to clearing brokers.

Financial Instruments Owned Including Those Pledged as Collateral and Financial Instruments Sold, Not Yet Purchased

Financial instruments owned and Financial instruments sold, not yet purchased, relate to market making and trading activities, and include listed equity securities, listed equity options and debt securities.

The Company records financial instruments owned, including those pledged as collateral, and financial instruments sold, not yet purchased, at fair value. Gains and losses arising from financial instrument transactions are recorded on a trade-date basis in Trading revenue, net, on the Statement of Operations.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. Fair value measurements are not adjusted for transaction costs. The recognition of discounts for large holdings (block discounts) of unrestricted financial

instruments where quoted prices are readily and regularly available in an active market is prohibited. The Company categorizes its financial instruments into a three-level hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy level assigned to each financial instrument is based on the assessment of the transparency and reliability of the inputs used in the valuation of such financial instruments at the measurement date based on the lowest level of input that is significant to the fair value measurement. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements).

Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices in markets that are not active and financial instruments for which all significant inputs are observable, either directly or indirectly; or

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. When there is more than one input at different levels within the hierarchy, the fair value is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessment of the significance of a particular input, to the fair value measurement in its entirety, requires substantial judgment and consideration of factors specific to the asset or liability. Level 3 inputs are inherently difficult to estimate. Changes to these inputs can have a significant impact on fair value measurements.

Transfers in or out of levels are recognized based on the beginning fair value of the year in which they occur. For the year ended December 31, 2024, there were no transfers between levels in the fair value hierarchy.

Derivative Instruments

Derivative instruments are used for trading purposes, including economic hedges of trading instruments, are carried at fair value, and include futures contracts, and options. Consistent with ASC 815, *Derivatives and Hedging* (ASC 815), the Company has made an accounting policy election to report the fair value fluctuations associated with derivative instruments in the same line as the hedged instrument. Therefore, gains or losses on these derivative instruments are recognized in Trading revenue on the Statement of Operations. Fair values of exchange-traded derivatives, primarily listed equity options, are based on quoted market prices. The Company presents its derivatives balances on a net-by-counterparty basis when the criteria for offsetting are met. Cash flows associated with such derivative activities are included in cash flows from operating activities on the Statement of Cash Flows. Refer to Note 5, *Derivative Instruments*, for further information related to the Company's derivative holdings.

Exchange Memberships

Exchange memberships include ownership interests in the exchanges that entitle the Company to certain trading privileges ("exchange memberships"). Exchange memberships are initially recorded at cost, and subsequently at cost less impairment. The Company reviews the carrying value compared to the fair value of exchange memberships on an annual basis to determine whether an impairment has occurred and on an interim basis when certain events occur, or certain circumstances exist. The Company's exchange memberships are recorded in Other assets on the Statement of Financial Condition. At December 31, 2024, management concluded that no impairment had occurred on any such exchange memberships.

Income Taxes

The Company is a limited liability company and therefore no provision is made in this statement of financial condition for federal, state or local income taxes as such liabilities are the responsibility of the member.

3. Fair Value

Financial Instruments Measured at Fair Value

The Company's financial instruments recorded at fair value have been categorized based upon a fair value hierarchy in accordance with accounting standards as described in Note 2, *Significant Accounting Policies*. Exchange-traded equity securities and listed equity options are valued based on quoted prices from the primary exchange and are classified as Level 1 securities in the fair value hierarchy. Debt securities are valued based on recently executed transactions or market quotations and are generally categorized as Level 2 investments in the fair value hierarchy. Values for financial instruments other than those discussed above are estimated in good faith by the Company and are generally categorized as Level 3 in the fair value hierarchy. At December 31, 2024, the Company held no financial instruments whose values were estimated by the Company.

Fair value measurements for those items measured on a recurring basis are summarized below at December 31, 2024 (in thousands):

	Level 1	Level 2	Level 3	Total Fair Value
Assets				
Financial instruments owned				
Equities	$ 270,612	$ -	$ -	$ 270,612
Debt securities				
U.S. Treasury securities	50,075			50,075
Non-U.S. government debt securities	-	94	-	94
Corporate debt obligations	-	40,605	-	40,605
Listed equity options	10,282	-	-	10,282
Financial instruments owned	**$ 330,969**	**$ 40,699**	**$ -**	**$ 371,668**
Liabilities				
Financial instruments sold, not yet purchased				
Equities	$ 278,167	$ -	$ -	$ 278,167
Debt securities				
U.S. Treasury securities	48,934			48,934
Corporate debts obligations	-	32,494	-	32,494
Listed equity options	165,709	-	-	165,709
Financial instruments sold, not yet purchased	**$ 492,810**	**$ 32,494**	**$ -**	**$ 525,304**

Financial Instruments Not Measured at Fair Value

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value on the Statement of Financial Condition. The table below excludes non-financial assets and liabilities. The carrying value of financial instruments not measured at fair value categorized in the fair value hierarchy as Level 1 and Level 2 approximates fair value due to the relatively short-term nature of the underlying assets.

The table below summarizes financial assets and liabilities not carried at fair value at December 31, 2024. For the year ended December 31, 2024, there were no transfers between levels in the fair value hierarchy (in thousands).

	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets					
Cash and cash equivalents	$ 7,562	$ 7,562	$ 7,562	$ -	$ -
Receivable from broker-dealers and clearing organizations	213,195	213,195	-	213,195	-
Other assets	1,166	1,910	-	1,910	-
Total financial assets	**$ 221,923**	**$ 222,667**	**$ 7,562**	**$ 215,104**	**$ -**
Liabilities					
Accounts payable and accrued liabilities	$ 19,584	$ 19,584	$ -	$ 19,584	$ -
Total financial liabilities	**$ 19,584**	**$ 19,584**	**$ -**	**$ 19,584**	**$ -**

4. Derivative Instruments

The Company does not have any derivative instruments designated as hedging instruments under ASC 815. The fair value of the Company's derivative instruments on a gross basis consisted of the following at December 31, 2024 (in thousands):

Derivative assets	Financial Statement caption	Fair Value	Notional Value
Listed equity options	Financial instruments owned	$ 10,282	$ 217,054
Equity index futures	Receivable from broker-dealers and clearing organizations	16	594

Derivative Liabilities	Financial Statement caption	Fair Value	Notional Value
Listed equity options	Financial instruments sold, not yet purchased	165,709	606,246

Receivable from broker-dealers and clearing organizations included less than $0.1 million in margin and related balances on futures and $0.3 million in margin and related payable balances on equity swaps at December 31, 2024.

The net gain or loss from derivative instruments not designated as hedging instruments under ASC 815 are included in Trading revenue, net and consisted of a net gain of $55.6 million related to futures trading, a net loss of $36.8 million related to trading in listed equity options, and a net gain of less than $0.6 million related to trading in equity swaps.

5. Risks and Uncertainties

Market Risk

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company recorded these obligations in the financial statements at December 31, 2024, at fair value of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2024. In connection with its proprietary market making and trading activities, the Company enters into transactions in a variety of securities and derivative financial instruments, primarily exchange-traded equity options, futures contracts, and options on futures contracts. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contractual price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contractual price in the event the option is exercised by the holder. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. The majority of the Company's transactions with off-balance-sheet risk are short-term in duration.

Credit Risk

The Company accounts for current estimated credit losses (CECL) on financial assets and certain off-balance sheet items, including receivables from broker-dealers and clearing organizations, in accordance with ASC 326-20, *Financial Instruments – Measurement of Credit Losses on Financial instruments* (ASC 326-20). ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet items as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts of future events.

The Company evaluated the guidelines of ASC 326-20, and deemed the credit risk of organizations with which it entered into clearing agreements, relating to Receivables from broker-dealers and clearing organizations, to be materially low, and the establishment of a reserve account for CECL to be unnecessary at December 31, 2024.

Litigation

The nature of the Company's business subjects it to claims, lawsuits and regulatory examinations and other proceedings in the ordinary course of business. At December 31, 2024, there were no unasserted claims or assessments that management is aware of or legal counsel has advised are probable of assertion and which must be disclosed. In the opinion of management, the ultimate outcome of all matters will not have a material impact on the Company's financial condition.

6. Related Party Transactions

The Company may engage in transactions in the ordinary course of business with related parties.

For the year ended December 31, 2024, the Company incurred $1.0 million in expenses to Clear Street Holdings, on behalf of itself and its affiliates, under an intercompany expense sharing agreement which provides for the allocation of compensation, technology and other overhead expenses. These expenses are recorded in General and administrative on the Statement of operations.

In addition, the Company reimburses or is reimbursed by Clear Street Management LLC ("CS Management"), a member of Clear Street Holdings, for direct expenses paid by or credited to CS Management on behalf of the Company. The Company also reimburses or is reimbursed by Summit Management, and Summit Holdings LLC, for direct expenses paid on behalf of the Company.

At December 31, 2024, the Company had no payable to or receivable from Clear Street Holdings and $1.4 million payable to Summit Management and Summit Holdings, which is included in Accounts payable and accrued liabilities on the Statement of Financial Condition.

The Company maintains a service agreement with Summit Securities Technologies LLC ("Summit Technologies") for technology infrastructure and support. CS Tech is under common control with the Company through Summit Management, which is the parent for both. At December 31, 2024, included in Accounts payable and accrued liabilities in the Consolidated Statement of Financial Condition was $2.6 million payable to Summit Technologies.

The Company clears a portion of its business through Clear Street LLC ("CS LLC") on a fully disclosed basis. At December 31, 2024, the Company had a payable of less than $0.7 to CS LLC, which is included in Payable to broker-dealers.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the

alternative method, permitted by SEC Rule 15c3-1, which requires the Company to maintain net capital equal to the greater of $250,000 or a calculated amount based on the number of securities the Company makes markets in up to a maximum of $1,000,000. These regulations also prohibit a broker-dealer from paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of its total net capital to less than 120% of its minimum required capital. Moreover, broker-dealers are required to notify the SEC and other regulators prior to paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of 30% or more of its excess net capital (net capital less the minimum requirement). The SEC and FINRA have the ability to prohibit or restrict such transactions if the result is detrimental to the integrity of the broker-dealer. At December 31, 2024, the Company had net capital of $42.6 million which was $41.6 million in excess of its required net capital of $1,000,000.

8. Subsequent Events

The Company has evaluated its subsequent events disclosures through March 3, 2025, the date that the Company's financial statements were issued and has determined that there have been no events that would have a material impact on these financial statements as of December 31, 2024.